Exhibit 3.1
AMENDMENT
TO THE AMENDED AND RESTATED BYLAWS OF
INTENSITY THERAPEUTICS, INC.

This Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), is effective as of August 12, 2025 and is made pursuant to Article X of the Bylaws.

1. Section 2.7 of Article II of the Bylaws is hereby amended by deleting Section 2.7 of Article II of the Bylaws in its entirety and replacing it with the following:

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of one-third in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) one-third in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2. Except as set forth in this Amendment, no terms or conditions of the Bylaws have changed. In the event of any inconsistencies between the terms of this Amendment and the Bylaws, the terms of this Amendment shall prevail.

By: /s/ Lewis H. Bender
Name: Lewis H. Bender
Title: President and Chief Executive Officer (Principal Executive Officer)